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[COMPASS BANCSHARES LOGO]

                                                      Compass Bancshares, Inc.
                                                      P.O. Box 10566
                                                      Birmingham, Alabama 35296
                                                      www.compassweb.com

                         MARCH 22, 2006               JERRY W. POWELL
                                                      General Counsel/Secretary

Mr. Matthew Komar
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

RE:   COMPASS BANCSHARES, INC.
      ITEM 4.01 FORM 8-K
      FILED MARCH 17, 2006
      FILE No. 001-31272

Dear Mr. Komar:

Please find attached an amended Form 8-K, addressing the two points you made in your letter of March 22, 2006. We are providing you with a marked copy of the amendment, via e-mail, to expedite your review. We acknowledge that the Company is responsible for the adequacy and the accuracy of the disclosure in the filing; that staff comments and changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any preceding initiated by the Commission or by any person under the federal securities laws of the United States.

      We truly regret the need for this amendment, our intent was to communicate accurately the decision made by our audit committee. The statements required by
Item 304(a)(l)(ii) of Regulation S-K, were included in earlier drafts of the 8-K and were inadvertently omitted in the filed version. If you have any questions or would like additional information, please feel free to call me at (205) 297-3960.

                                          Very truly yours

                                          /s/ Jerry W. Powell
                                          --------------------------------
                                          Jerry W. Powell
                                          General Counsel and Secretary
cc:   J. Terry Strange
      Chairman, Audit Committee
      Compass Bancshares, Inc.

      D. Paul Jones, Jr.
      Chairman and CEO                    Kirk Pressley
      Compass Bancshares, Inc.            Controller
                                          Compass Bancshares, Inc.
      Garrett R. Hegel
      Chief Financial Officer             Gregory P. Deming
      Compass Bancshares, Inc.            Chief Risk Officer and General Auditor